November 9, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
CF/AD1
100 F Street, N.E.
Washington, D.C. 20549-6014

RE:	HFF, Inc.
Registration Statement on Form S-1
File No. 333-
Ladies and Gentlemen:
      HFF, Inc. (the “Company”) has today filed with the Securities and Exchange Commission its Registration Statement on Form S-1.
      Please note that on August 25, 2006 the Company corresponded with the Chief Accountant of the Division of Corporation Finance regarding the Company’s financial presentation in the Registration Statement. In a letter to the Company from Craig C. Olinger, Deputy Chief Accountant of the Division of Corporation Finance, dated August 29, 2006, the Staff accepted as consistent with the requirements of Rule 3-02 and 3-04 of Regulation S-X the presentation by the Company of audited financial statements for each of the fiscal years ended December 31, 2005 and December 31, 2004 and the nine-month period ended September 30, 2006.
      If you have any questions or would like copies of the above-referenced letters, please feel free to contact James A. Lebovitz at 215.994.2510 or the undersigned at 215.994.2737. Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ Brian D. Short
Brian D. Short

cc:	John H. Pelusi, Jr.
James A. Lebovitz, Esq.
Alan D. Schnitzer, Esq.
Joshua Ford Bonnie, Esq.